For Immediate Release

NEWS RELEASE

BESRA ANNOUNCES THIRD QUARTER RESULTS

Toronto, May 13, 2013 - BESRA GOLD INC. (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FRANKFURT: OP6) announced today its third quarter production ended March 31, 2013. Complete financial and operating results will be released on May 14, 2013. Besra reports in United States dollars.

During Q3 Besra produced 13,589 ounces of gold and sold 12,200 ounces, the difference being an increased holding of gold inventory at the end of March in preparation for settlement of the gold loan commitment in the following quarter.  Sales of 12,200oz of gold realized US$19,812,500 at an average price of US$1,624 per ounce.

Cash operating cost per ounce sold was US$794, up from US$658 for the previous quarter. All-in costs of US$1,330 are down from US$1,357 in Q2.

John Seton, CEO stated, “ The past few months have seen significant falls in the gold price and falling equity prices, particularly among mid and lower tier companies. Lower gold prices will negatively impact cash flow, but Besra management has taken a responsible range of strong measures to bolster performance.“

In this quarter grade was below expectation at both properties which resulted in lower gold production, offset somewhat by higher throughput. We achieved record plant throughput at both Phuoc Son and Bong Mieu in Vietnam and a strong result for ounces produced in Q4 is expected as we enter higher grade ore at the Bai Go underground mine at Phuoc Son, enabling the Company to achieve market guidance of 60,000 ounces.”

Cost reduction initiatives are being fulfilled, coupled with improved mine efficiencies and increasing production ultimately targeted on a reduction of cost per ounce of US$100-150 per ounce over the next twelve months.

Exploration continues at Phuoc Son with the aim of expanding the resource and extending the life of the mine.

The feasibility studies for the Bong Mieu extensions at Ho Ray, and the world class development properties at Bau in East Malaysia are on track.  Funding of the Bong Mieu expansion is expected to be undertaken by domestic banks in Vietnam.

Following completion of the Bau feasibility and analysis of the project economics, Besra will consider all available project financing options but will not unnecessarily dilute its shareholders.

Seton said, “ With increasing production alongside reduced costs and greater efficiencies, Besra is positioning itself to weather the current global market conditions, and set itself up for a strong Q4 and forthcoming developments on feasibility at the Bong Mieu expansion and at Bau””

Besra (www.besra.com) is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion June 2013).

John A. G. Seton
Chief Executive Officer

For further information contact:
James W. Hamilton
Vice-President Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
ir@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management's discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labor and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.